Exhibit 99.1

Quipt Home Medical CORP. to announce FISCAL SECOND Quarter 2024 Financial Results on MAY 15, 2024

Cincinnati, Ohio – May 6, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT) (TSX: QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, will announce its fiscal second quarter 2024 financial results on Wednesday, May 15, 2024. Gregory Crawford, Chief Executive Officer, and Hardik Mehta, Chief Financial Officer, will host a conference call for the investment community on Thursday, May 16, 2024, at 10:00 a.m. (ET).

The call-in numbers for participants are:

Canada/US Toll Free:	1 (844) 763 8274
International:	1 (647) 484 8814

A live webcast of the call will be accessible via the investor section of the Company’s website through the following link: www.quipthomemedical.com.

ABOUT QUIPT HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com